UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 30, 2021	By	/s/ Wang Jian
			Name:	Wang Jian
			Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2021 FIRST QUARTERLY REPORT

This announcement is made pursuant to the requirements under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the first quarter of 2021 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Hong Kong Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made simultaneously by the Company in Shanghai pursuant to the relevant provisions of the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange and relevant regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the first quarter of 2021 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this quarterly report does not contain false information, misleading statement or material omission, and accept joint and several responsibility for the correctness, accuracy and completeness of the information set out in this quarterly report.

All directors of the Company attended the meeting of the Board to consider this quarterly report.

Liu Shaoyong, the person-in-charge of the Company, Li Yangmin, the officer-in-charge of accounting of the Company, and Zhou Qimin, the officer-in-charge of the accounting department (accounting officer) of the Company, hereby confirm that the financial statements forming part of this quarterly report are true, accurate and complete.

The financial statements in the first quarterly report of the Company are unaudited.

2.	BASIC INFORMATION OF THE COMPANY

2.1	Main financial data

Unit: million Currency: RMB
Item	As at the end of the reporting period	As at the end of last year	Increase/decrease as at the end of the reporting period compared with the end of last year (%)

Total assets	292,115	282,408	3.44
Net assets attributable to shareholders of the listed company	49,918	54,007	-7.57

Item	From the beginning of the year to the end of the reporting period	From the beginning of last year to the end of the reporting period last year	Increase/ decrease compared with the same period last year (%)

Net cash flows from operating activities	313	-6,126	N/A

Item	From the beginning of the year to the end of the reporting period	From the beginning of last year to the end of the reporting period last year	Increase/ decrease compared with the same period last year (%)

Revenue	13,395	15,454	-13.32
Net profit attributable to shareholders of the listed company	-3,805	-3,933	N/A
Net profit attributable to shareholders of the listed company after deducting non-recurring profit and loss	-4,148	-4,046	N/A
Weighted average return on net assets (%)	-7.33	-6.08	Decreased by 1.25 pt
Basic earnings per share (RMB/share)	-0.2323	-0.2401	N/A
Diluted earnings per share (RMB/share)	-0.2323	-0.2401	N/A

Non-recurring profit and loss and relevant amounts

Unit: million Currency: RMB
Item	Amount for the period

Net gains from disposal of non-current assets	-2
Changes in fair value arising from financial assets/ liabilities held for trading	12
Non-operating net incomes and expenses	29
Net incomes and expenses other than the above	398
Effect on income tax	-92
Effect on minority interests (after tax)	-2

Total	343

2.2

The total number of shareholders and the shareholding of the 10 largest shareholders and the shareholding of the 10 largest holders of listed shares (or holders of shares without trading moratorium) as at the end of the reporting period

Unit: shares

Total number of shareholders	195,107

Shareholding of the 10 largest shareholders

				Pledged or locked-up
Name of shareholder (in full)	Shareholdings as at the end of the period	Proportion (%)	Number of shares with trading moratorium held	Status of shares	Number of shares	Nature of shareholders

China Eastern Air Holding Company Limited (中國東方航空集團有限公司)	5,072,922,927	30.97	0	None	0	State-owned legal person

HKSCC Nominees Limited	4,701,425,905	28.70	517,677,777	Unknown	Unknown	Overseas legal person

Shanghai Jidaohang Enterprise Management Company Limited (上海吉道航企業管理有限公司)	589,041,096	3.60	589,041,096	None	0	Domestic non-state- owned legal person

China National Aviation Fuel Holding Company Limited (中國航空油料集團有限公司)	502,767,895	3.07	0	None	0	State-owned legal person

Delta Air Lines, Inc.	465,910,000	2.84	0	None	0	Overseas legal person

Shanghai Licheng Information Technology Consulting Co., Ltd. (上海勵程信息技術諮詢有限公司)	465,838,509	2.84	0	Pledged	285,838,509	Domestic non-state- owned legal person

CES Finance Holding Co., Ltd. (東航金控有限責任公司)	457,317,073	2.79	0	None	0	State-owned legal person

China Securities Finance Corporation Limited (中國證券金融股份有限公司)	429,673,382	2.62	0	None	0	State-owned legal person

Shanghai Juneyao (Group) Co., Ltd. (上海均瑤 (集團) 有限公司)	311,831,909	1.90	311,831,909	Pledged	311,831,909	Domestic non-state- owned legal person

China Structural Reform Fund Corporation Limited (中國國有企業結構調整基金股份有限公司)	273,972,602	1.67	273,972,602	None	0	State-owned legal person

Shareholding of the 10 largest holders of shares without trading moratorium

Name of shareholder	Number of listed shares without trading moratorium held	Class and number of shares
		Class	Number

China Eastern Air Holding Company Limited ( 中國東方航空集團有限公司 )	5,072,922,927	RMB ordinary shares	5,072,922,927

HKSCC Nominees Limited	4,183,748,128	Overseas listed foreign shares	4,183,748,128

China National Aviation Fuel Holding Company Limited ( 中國航空油料集團有限公司 )	502,767,895	RMB ordinary shares	502,767,895

Delta Air Lines, Inc.	465,910,000	Overseas listed foreign shares	465,910,000

Shanghai Licheng Information Technology Consulting Co., Ltd. ( 上海勵程信息技術諮詢有限公司 )	465,838,509	RMB ordinary shares	465,838,509

CES Finance Holding Co., Ltd. ( 東航金控有限責任公司 )	457,317,073	RMB ordinary shares	457,317,073

China Securities Finance Corporation Limited ( 中國證券金融股份有限公司 )	429,673,382	RMB ordinary shares	429,673,382

China COSCO Shipping Corporation Limited ( 中國遠洋海運集團有限公司 )	232,919,254	RMB ordinary shares	232,919,254

Hong Kong Securities Clearing Company Limited ( 香港中央結算有限公司 )	158,923,224	RMB ordinary shares	158,923,224

Central Huijin Asset Management Ltd. ( 中央匯金資產管理有限責任公司 )	70,984,100	RMB ordinary shares	70,984,100

Description of connected relationship or activities in concert among the above shareholders

Among the 4,701,425,905 shares held by HKSCC Nominees Limited, 2,626,240,000 shares are held by CES Global Holdings (Hong Kong) Limited (“CES Global”) in the capacity of beneficial owner. China Eastern Air Holding Company Limited (“CEA Holding”) owns 100% equity interest in CES Finance Holding Co., Ltd. (“CES Finance”). CES Finance owns 100% equity interest in CES Global. Thus, CEA Holding directly or indirectly holds 8,156,480,000 shares of the Company, representing 49.80% of the total share capital of the Company.

Among the 4,701,425,905 shares held by HKSCC Nominees Limited, 546,769,777 shares are held by Shanghai Juneyao Airline Hong Kong Limited (“Juneyao Hong Kong”) in the capacity of beneficial owner. Shanghai Juneyao (Group) Co., Ltd. (“Juneyao Group”) is the controlling shareholder of Juneyao Airlines Co., Ltd. (“Juneyao Airlines”), and Juneyao Airlines owns 100% equity interest in Shanghai Jidaohang Enterprise Management Company Limited and Juneyao Hong Kong. Thus, Juneyao Group directly or indirectly holds 1,679,042,919 shares of the Company, representing 10.25% of the total share capital of the Company.

The Company is not aware of any other connected relationship or activities in concert among the 10 largest holders of shares without trading moratorium.

As at the end of the reporting period, CES Global has pledged in aggregate 1,450,000,000 H shares of the Company; and Juneyao Hong Kong has pledged in aggregate 232,000,000 H shares of the Company.

2.3

The total number of preferred shareholders and the shareholding of the 10 largest preferred shareholders and the shareholding of the 10 largest holders of preferred shares without trading moratorium as at the end of the reporting period

Not applicable

3.	IMPORTANT MATTERS

3.1	Details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

Since the beginning of 2020, the worldwide outbreak of the novel coronavirus (COVID-19) pandemic (“COVID-19”) caused a significant impact on the global aviation industry. As the situation of COVID-19 prevention and control in China continued to steadily improve, passengers’ willingness to travel has increased and the demand for civil aviation passenger transportation in China has shown a trend of recovery. However, in the first quarter of 2021, the sporadic COVID-19 cases in certain areas of China posed certain adverse impact on the recovery of air travel demand. The global situation of COVID-19 is still severe, and China is still facing great pressure from prevention of imported cases of COVID-19. Passenger traffic volume of international routes has remained at a low level.

Under a complex operating environment, the Company closely followed the changes in market demand, timely adjusted its operating strategies, implemented strict cost control measures, and strived to overcome the adverse impact brought by COVID-19. In the first quarter of 2021, the Company’s total traffic volume amounted to 2,996 million tonne-kilometres, representing a year-on-year increase of 14.86%; number of passengers carried amounted to 17,635,500, representing a year-on-year increase of 28.56%; revenue amounted to RMB13,395 million; net profit attributable to shareholders of the parent company amounted to RMB-3,805 million, representing a reduction of loss in the amount of RMB128 million compared to the corresponding period of last year; net cash and cash equivalents at the end of the period amounted to RMB15,693 million; and the production and operation and cash flows remained stable.

Details of and reasons for the substantial changes in main items of financial statements

Item	Change compared to the end of last year (%)	Reason for the change

Monetary capital	104.95	Primarily due to the fact that the Company conducted research and made judgement on the future operation and reserved capital for the subsequent payments based on the external capital market situation.

Hedge instruments	-70.99	Primarily due to the changes in fair value of hedge contracts.

Trade receivables	53.91	Primarily due to the increase in unsettled balance of air ticket payments at the end of the reporting period.

Intangible assets	40.53	Primarily due to the increase in land use right assets of a subsidiary of the Company.

Staff remuneration payable	-33.05	Primarily due to payment of staff remuneration and contribution to social insurance during the reporting period.

Other current liabilities	-54.27	Primarily due to the fact that the Company adjusted the financing structure according to the situation of the financial market and reduced the issuance of super short-term debentures.

Long-term borrowings	132.82	Primarily due to the fact that the Company adjusted the financing structure according to the situation of the financial market and increased long-term borrowings.

Bonds payable	50.86	Primarily due to the fact that the Company issued corporate bonds in the amount of RMB9 billion according to the situation of the financial market during the reporting period.

Undistributed profits	-74.84	Primarily due to the loss for the period as affected by COVID-19.

Item	Change compared to the end of last year (%)	Reason for the change

Finance costs	-42.61	Primarily due to the foreign exchange gains for the period as compared to the foreign exchange loss for the corresponding period of last year.

Gains arising from changes in fair value	N/A	Primarily due to the fluctuations in prices of stocks held by the Company.

Investment gains	N/A	Primarily due to the gains from disposal of subsidiaries of the Company.

Non-operating income	-36.07	Primarily due to the decrease in tax and fee collections for passenger transportation business beyond the settlement period.

Net cash flows from operating activities	N/A	Primarily due to the increase in ticket sales compared to the corresponding period of last year.

Net cash flows from investing activities	65.07	Primarily due to the increase in aircraft prepayments compared to the corresponding period of last year.

3.2	Analysis of the progress of important matters and their effects and proposed solutions

(1)

On 2 February 2021, at the ninth ordinary meeting of the ninth session of the Board, the resolution on the non-public issuance of A shares of the Company was considered and approved, pursuant to which the Company proposed to non-publicly issue A shares to CEA Holding, its controlling shareholder, with proceeds of not more than RMB10,828 million. On 22 March 2021, the Company received the approval from CEA Holding for the non-public issuance of A shares, pursuant to which CEA Holding agreed in principle to the proposal of the non-public issuance of A shares. On 29 March 2021, at the 2021 first extraordinary general meeting, 2021 first class meeting of holders of A shares and 2021 first class meeting of holders of H shares of the Company, the relevant resolution was considered and approved. The proposal for the non-public issuance of A shares is still subject to the approval of the China Securities Regulatory Commission, the East China Regional Administration of the Civil Aviation Administration of China and other competent authorities. For details, please refer to the announcements of the Company published on the website of the Shanghai Stock Exchange and the website of the Hong Kong Stock Exchange on 2 February, 22 March and 29 March 2021.

(2)

On 12 March 2021, the Company publicly issued the 2021 corporate bonds (first tranche) to professional investors, with a total issuance amount of RMB9 billion. For details, please refer to the announcements of the Company published on the website of the Shanghai Stock Exchange and the website of the Hong Kong Stock Exchange on 12 March 2021.

3.3	Overdue commitments that have not yet been fulfilled during the reporting period

Not applicable

3.4

Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

COVID-19 has caused a significant impact on the global aviation industry. There remains great complexity and uncertainty as to the global situation of COVID-19. It is expected that the operating results of the Company in the first half of 2021 may still be adversely affected by COVID-19. Investors are reminded of the risks thereof.

The above description of the future situation of the Company is based on preliminary judgment under the current situation and involves certain uncertainties. Investors are reminded of the risks thereof. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Liu Shaoyong
Chairman
Shanghai, the People’s Republic of China
29 April 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

4.	APPENDICES

4.1	Financial Statements

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 31 March 2021 (unaudited)

RMB million

Assets	31 March 2021 Consolidated	31 December 2020 Consolidated	31 March 2021 Company	31 December 2020 Company

Current assets
Monetary capital	15,705	7,663	15,605	7,572
Held-for-trading financial assets	107	95	107	95
Hedge instruments	105	362	105	362
Notes receivables	—	—	—	—
Trade receivables	1,730	1,124	1,336	846
Prepayments	89	123	24	67
Other receivables	2,687	2,476	30,052	28,659
Inventory	2,096	2,054	38	24
Held-for-sale assets	2	2	—	—
Non-current assets due within one year	7	11	—	—
Other current assets	8,669	8,588	7,633	7,625

Total current assets	31,197	22,498	54,900	45,250

Non-current assets
Long-term equity investment	2,358	2,387	15,713	15,817
Other equity instrument investments	926	995	834	903
Hedge instruments	37	37	37	37
Investment properties	166	166	65	65
Fixed assets	96,707	97,681	62,767	63,685
Construction in progress	20,550	20,685	19,934	20,088
Right-of-use assets	117,111	116,842	74,567	73,612
Intangible assets	2,552	1,816	1,177	1,172
Goodwill	9,028	9,028	9,028	9,028
Long-term deferred expenses	2,294	2,412	1,890	1,997
Deferred income tax assets	6,456	5,011	3,441	2,497
Other non-current assets	2,733	2,850	2,988	3,017

Total non-current assets	260,918	259,910	192,441	191,918

Total assets	292,115	282,408	247,341	237,168

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 31 March 2021 (unaudited) (Cont’d)

RMB million

Liabilities and shareholders’ equity	31 March 2021 Consolidated	31 December 2020 Consolidated	31 March 2021 Company	31 December 2020 Company

Current liabilities
Short-term borrowings	27,600	21,966	39,038	32,586
Hedge instruments	105	3	105	3
Notes payables	721	610	721	610
Trade payables	12,874	12,281	10,853	10,021
Account collected in advance	26	20	3	3
Contract liabilities	3,863	3,671	3,527	3,231
Staff remuneration payable	2,548	3,806	1,820	2,559
Tax payable	1,460	1,401	526	478
Other payables	5,191	6,119	4,095	7,629
Non-current liabilities due within one year	19,856	23,181	13,831	17,149
Other current liabilities	12,232	26,750	12,199	26,699

Total current liabilities	86,476	99,808	86,718	100,968

Non-current liabilities
Long-term borrowings	30,649	13,164	30,525	13,164
Bonds payable	26,523	17,581	24,794	15,794
Hedge instruments	138	138	138	138
Lease liabilities	81,935	82,178	52,858	52,309
Long-term payables	1,051	1,047	485	498
Long-term staff remuneration payable	2,733	2,582	2,149	2,028
Estimated liabilities	7,042	6,966	2,990	2,961
Deferred income	116	121	108	116
Deferred income tax liabilities	15	13	—	—
Other non-current liabilities	1,894	1,898	949	985

Total non-current liabilities	152,096	125,688	114,996	87,993

Total liabilities	238,572	225,496	201,714	188,961

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 31 March 2021 (unaudited) (Cont’d)

RMB million

Liabilities and shareholders’ equity	31 March 2021 Consolidated	31 December 2020 Consolidated	31 March 2021 Company	31 December 2020 Company

Shareholders’ equity
Share capital	16,379	16,379	16,379	16,379
Capital reserves	34,298	34,298	35,000	35,000
Other comprehensive income	(2,792)	(2,368)	(2,129)	(1,705)
Surplus reserves	796	782	794	780
Undistributed profits	1,237	4,916	(4,417)	(2,247)

Total equity attributable to shareholders of the parent company	49,918	54,007	45,627	48,207

Minority interests	3,625	2,905	—	—

Total shareholders’ equity	53,543	56,912	45,627	48,207

Total liabilities and shareholders’ equity	292,115	282,408	247,341	237,168

The financial statements are signed by:

Legal representative: Liu Shaoyong

Officer-in-charge of accounting: Li Yangmin

Officer-in-charge of the accounting department: Zhou Qimin

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to March 2021 (unaudited)

RMB million

	Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
	2021	2020	2021	2020
	Consolidated	Consolidated	Company	Company

Revenue	13,395	15,454	8,502	10,631
Less: Operating costs	17,835	18,546	10,836	11,807
Taxes and surcharges	37	46	11	22
Selling expenses	676	913	515	727
Administrative expenses	706	751	478	487
Research and development expenses	44	40	—	29
Finance costs	1,118	1,948	899	1,483
Of which: Interest expenses	1,313	1,354	1,065	1,057
Interest income	41	17	40	16
Credit impairment loss	—	—	—	—
Add: Other gains	1,301	1,130	449	574
Investment gains	84	(6)	533	(6)
Of which: Gains from investments in associates and joint ventures	(9)	(6)	(9)	(6)
Gains/(Loss) arising from changes in fair value	12	(22)	12	(22)
Gains from disposal of assets	(1)	—	(1)	—

Operating profit	(5,625)	(5,688)	(3,244)	(3,378)
Add: Non-operating income	39	61	10	36
Less: Non-operating expenses	6	1	5	1

Total profits	(5,592)	(5,628)	(3,239)	(3,343)
Less: Income tax expenses	(1,479)	(1,437)	(943)	(827)

Net profit	(4,113)	(4,191)	(2,296)	(2,516)

Classified by continuation of business
Net profit from continuing activities	(4,113)	(4,191)

Classified by ownership
Net profit attributable to shareholders of the parent company	(3,805)	(3,933)
Minority interests	(308)	(258)

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to March 2021 (unaudited) (Cont’d)

RMB million

	Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
	2021	2020	2021	2020
	Consolidated	Consolidated	Company	Company

Other comprehensive income, net of tax
Other comprehensive income that cannot be reclassified into profit or loss
Changes arising from re-measuring defined benefit plan	—	—	—	—
Other comprehensive income that cannot be transferred to profit or loss under the equity method	3	—	3	—
Changes in fair value of other equity instrument investments	(68)	(174)	(68)	(175)

Other comprehensive income that will be reclassified into profit or loss
Cash flow hedge reserve	(359)	(115)	(359)	(127)

Other comprehensive income, net of tax	(424)	(289)	(424)	(302)

Of which:
Other comprehensive income, net of tax, attributable to shareholders of the parent company	(424)	(289)

Other comprehensive income, net of tax, attributable to minority interests	—	—

Total comprehensive income	(4,537)	(4,480)	(2,720)	(2,818)

Of which:
Total comprehensive income attributable to shareholders of the parent company	(4,229)	(4,222)

Total comprehensive income attributable to minority interests	(308)	(258)

Earnings per share
Basis earnings per share (in RMB)	(0.23)	(0.24)

Diluted earnings per share (in RMB)	(0.23)	(0.24)

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to March 2021 (unaudited)

RMB million

	Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
	2021	2020	2021	2020
	Consolidated	Consolidated	Company	Company

1. Cash flow from operating activities
Cash received from sales of goods and provision of labour services	14,469	10,055	9,539	5,163
Refund of taxes	—	36	—	7
Other cash received from operating activities	2,759	2,070	1,448	1,219

Sub-total of cash inflow from operating activities	17,228	12,161	10,987	6,389

Cash paid for purchase of goods and receiving of labour services	(9,125)	(10,980)	(6,989)	(8,111)
Cash paid to and for employees	(5,751)	(5,618)	(3,817)	(3,340)
Taxes paid	(639)	(503)	(187)	(202)
Other cash paid for operating activities	(1,400)	(1,186)	(3,437)	(1,569)

Sub-total of cash outflow from operating activities	(16,915)	(18,287)	(14,430)	(13,222)

Net cash flows from operating activities	313	(6,126)	(3,443)	(6,833)

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to March 2021 (unaudited) (Cont’d)

RMB million

	Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
	2021	2020	2021	2020
	Consolidated	Consolidated	Company	Company

2. Cash flow from investing activities
Cash received from disposal of investment	141	—	141	—
Investment income in cash	80	—	580	—
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	—	—	—	—
Net cash received from disposal of subsidiaries	117	—	117	—
Other cash received from investing activities	—	—	—	—

Sub-total of cash inflow from investing activities	338	—	838	—

Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	(2,654)	(1,403)	(1,951)	(1,397)
Investments paid in cash	—	—	—	—

Sub-total of cash outflow from investing activities	(2,654)	(1,403)	(1,951)	(1,397)

Net cash flow from investing activities	(2,316)	(1,403)	(1,113)	(1,397)

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to March 2021 (unaudited) (Cont’d)

RMB million

	Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
	2021	2020	2021	2020
	Consolidated	Consolidated	Company	Company

3. Cash flow from financing activities
Cash received from borrowings	54,515	27,397	56,322	27,484

Sub-total of cash inflow from financing activities	54,515	27,397	56,322	27,484

Cash paid for repayment of indebtedness	(40,146)	(8,328)	(40,630)	(9,974)
Cash payments for distribution of dividends, profits expense or payment of interest	(1,310)	(1,618)	(1,065)	(1,218)
Of which: Payment of dividends and profits to minority interests from subsidiaries	—	—	—	—
Other cash paid for financing activities	(3,020)	(4,265)	(2,043)	(2,522)

Sub-total of cash outflow from financing activities	(44,476)	(14,211)	(43,738)	(13,714)

Net cash flow from financing activities	10,039	13,186	12,584	13,770

4. Effect of changes in exchange rate on cash and cash equivalents	6	12	6	7

5. Net (decrease)/increase in cash and cash equivalents	8,042	5,669	8,034	5,547
Add: Balance of cash and cash equivalents at the beginning of the period	7,651	1,350	7,560	1,107

6. Balance of cash and cash equivalents at the end of the period	15,693	7,019	15,594	6,654